UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 4

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Bitauto Holdings Limited
(Name of the Issuer)

Bitauto Holdings Limited
Yiche Holding Limited

Yiche Mergersub Limited

Tencent Holdings Limited

Morespark Limited

Dongting Lake Investment Limited

THL E Limited

Mr. Ling Kay Rodney Tsang

Hammer Capital Opportunities General Partner

Hammer Capital Opportunities Fund L.P.

Mr. Bin Li

Proudview Limited

Serene View Investment Limited

JD.com Global Investment Limited

JD.com Investment Limited

JD.com, Inc.

Cox Automotive Global Investments, Inc.

Cox Enterprises, Inc.

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.00004 per share
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

091727107
(CUSIP Number)

Bitauto Holdings Limited New Century Hotel Office Tower, 10/F	Yiche Holding Limited Yiche Mergersub Limited
No. 6 South Capital Stadium Road Beijing, 100044 The People’s Republic of China Telephone: (86-10) 6849-2345	The offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1- 1104, Cayman Islands Telephone: +852 3148 5100

Tencent Holdings Limited Morespark Limited Dongting Lake Investment Limited THL E Limited	Mr. Ling Kay Rodney Tsang Hammer Capital Opportunities General Partner Hammer Capital Opportunities Fund L.P. c/o Hammer Capital Asset Management Limited,
29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai Hong Kong Telephone: +852 3148 5100	Suite 1901, 19/F, Lee Garden Three, 1 Sunning Road, Causeway Bay, Hong Kong Telephone: +852 2660-9811

Mr. Bin Li Proudview Limited Serene View Investment Limited	JD.com Global Investment Limited JD.com Investment Limited JD.com, Inc.

Building 20, No. 56 Antuo Road, Anting,
Jiading Shanghai PRC

Telephone: +86 21 6908 2000

Cox Automotive Global Investments, Inc.

Cox Enterprises, Inc.

6205 Peachtree Dunwoody Rd., Atlanta, GA

30328

Telephone: +1 678-645-0000

20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China. Telephone: +86 10-8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3740-4700

Peter X. Huang, Esq.

Skadden, Arps, Slate, Meagher &
Flom LLP

30/F, China World Office 2

No. 1, Jianguomenwai Avenue

Chaoyang District,
Beijing 100004

People’s Republic of China
Telephone: +86 10 6535-5577

Frank Sun, Esq. Benjamin Su, Esq. Latham & Watkins LLP 18th Floor One Exchange Square 8 Connaught Place Central, Hong Kong Telephone: +852 2912-2500

Nicholas Norris

Daniel Dusek, Esq.

Xiaoxi Lin, Esq.

Carmen Lau

Kirkland & Ellis

26th Floor, Gloucester Tower,

The Landmark

15 Queen’s Road Central

Hong Kong,

People’s Republic of China

Telephone: +852 3761 3300

Jie (Jeffrey) Sun, Esq. Orrick, Herrington & Sutcliffe LLP 47/F Park Place 1601 Nanjing Road West Shanghai, 200040 People's Republic of China Telephone: +86 21 6109 7103	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105, USA Tel: +1 (415) 773-5830

This statement is filed in connection with (check the appropriate box):

a	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐ The filing of a registration statement under the Securities Act of 1933.

c	☐ A tender offer

d	☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$885,066,629.34	$114,881.65

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $16 for 53,722,331.5 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction, (b) the product of 237,977 ordinary shares issuable under all outstanding and unexercised options that shall have become vested or are expected to vest on or prior to December 31, 2020 subject to the transaction multiplied by $7.42 per share (which is the difference between the $16 per share merger consideration and the weighted average exercise price of $8.58 per share), and (c) the product of 1,483,971 ordinary shares issuable under all RSUs subject to the transaction multiplied by $16 per RSU ((a), (b) and (c) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Bitauto Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.00004 per share (each, a “Share”), including the Shares represented by the American depositary shares (“ADSs”), each representing one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Yiche Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), (c) Yiche Mergersub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), (d) Tencent Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Tencent”), Morespark Limited (“Morespark”), a private company limited by shares incorporated under the laws of Hong Kong and a wholly owned subsidiary of Tencent, Dongting Lake Investment Limited (“Dongting”), a limited liability company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Tencent, and THL E Limited (“THL E”), a limited liability company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Tencent, (e) Hammer Capital Opportunities Fund L.P. (“Hammer Capital”), an exempted limited partnership organized under the laws of the Cayman Islands, Hammer Capital Opportunities General Partner (“Hammer GP”), an exempted company with limited liability organized under the laws of the Cayman Islands and the general partner of Hammer Capital, and Mr. Ling Kay Rodney Tsang who beneficially owns 100% equity interest in Hammer GP, (f) JD.com, Inc., a limited liability company incorporated under the laws of the Cayman Islands, JD.com Investment Limited (“JD Investment”), a limited liability company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of JD.com, Inc., and JD.com Global Investment Limited (“JD Global”), a limited liability company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of JD Investment, (g) Mr. Bin Li, the the chairman of the board of directors of the Company, and Proudview Limited and Serene View Investment Limited, each controlled by Mr. Bin Li, and (h) Cox Enterprises, Inc., a corporation incorporated under the laws of State of Delaware, and Cox Automotive Global Investments, Inc., a corporation incorporated under the laws of State of Delaware and a wholly owned subsidiary of Cox Enterprises, Inc.

On June 12, 2020, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each of the Shares (excluding Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive $16 in cash, without interest, and (ii) each of the ADSs issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive $16 in cash without interest, except for (a) 17,520,953 Shares (including Shares represented by ADSs) owned by Morespark, Dongting, THL E, Mr. Bin Li and JD.com Global Investment Limited as of the date of the Merger Agreement, which will be cancelled and cease to exist without payment of any consideration or distribution therefor, (b) Shares (including Shares represented by ADSs) held by Parent, the Company or any of their respective subsidiaries, which will be cancelled and cease to exist without payment of any consideration or distribution therefor, (c) Shares (including Shares represented by ADSs) held by Citibank, N.A., in its capacity as ADS Depositary, and reserved for issuance, settlement and allocation upon exercise or vesting of Company options or restricted share unit (the “RSU”) awards, which will be cancelled and cease to exist without payment of any consideration or distribution therefor, (d) Shares held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of the fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands, and (e) any Share (including any Share represented by ADS) that may be acquired by affiliates of Tencent or Hammer Capital between the date of the Merger Agreement and the Effective Time pursuant to a call option against Mr. Li granted under a Consent Letter dated October 15, 2019 between Morespark, Hammer Capital, Prosper Rich Investments Limited, Mr. Li, Proudview Limited and Serene View Investment Limited, which will be cancelled and cease to exist without payment of any consideration or distribution therefor.

In addition, at the Effective Time, (i) each outstanding and fully vested option (each, a “Vested Option”) to purchase Shares granted under the Company’s share incentive plans will be cancelled, and each holder of a Vested Option will have the right to receive an amount in cash from the Company determined by multiplying (x) the excess, if any, of $16 over the applicable exercise price of such Vested Option by (y) the number of Shares underlying such Vested Option, (ii) each outstanding but unvested option (each, an “Unvested Option”) to purchase Shares granted under the Company’s share incentive plans will be cancelled and immediately converted into the right to receive in exchange an award of option to purchase (A) the same number of Parent common shares as the total number of Shares subject to such Unvested Option immediately prior to the Effective Time, (B) at a per-share exercise price equal to the exercise price of such Unvested Option, (iii) each outstanding and fully vested RSU and each unvested RSU held by the independent directors of the Board of Directors of the Company (the “Board”) (each, a “Qualified RSU”) granted under the Company’s share incentive plans will be cancelled, and each holder of a Qualified RSU will have the right to receive an amount in cash determined by multiplying $16 by the number of Shares underlying such Qualified RSU, and (iv) each outstanding but unvested RSU other than unvested RSU held by the independent directors of the Board (each, an “Unvested RSU”) granted under the Company’s share incentive plans will be cancelled and immediately converted into the right to receive in exchange an award of Parent restricted share units to acquire the same number of Parent common shares as the total number of Shares, provided that the number of Parent’s common shares subject to such Parent RSU award may be adjusted by Parent to reflect changes in the Company’s or Parent’s capital structure upon or immediately prior to the Effective Time to provide substantially the same economic terms to the holders of such Unvested RSU.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger, must be authorized and approved by a special resolution as required by the Companies Law of the Cayman Islands, which requires the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders or an adjournment thereof in accordance with the Companies Law of the Cayman Islands and the Company’s memorandum and articles of association.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. Bitauto Holdings Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenter Rights of Shareholders and ADS Holders”

•	“Questions and Answers About the Extraordinary General Meeting and the Merger”

•	“Special Factors—Dissenter Rights”

•	“Dissenter Rights”

•	“Annex D—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238”

(e)	Provisions for Unaffiliated Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related-Party Transactions”

•	“Transactions in Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors— Voting by the Supporting Shareholders and Certain Other Persons at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger Is Not Consummated”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger Is Not Consummated”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendation of the Special Committee and the Board”

•	“Summary Term Sheet— Position of the Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger”

•	“Questions and Answers About the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Duff & Phelps, LLC as Financial Advisor”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendation of the Special Committee and the Board”

•	“Questions and Answers About the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Duff & Phelps, LLC as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 12	The Solicitation or Recommendation

(a)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Questions and Answers About the Extraordinary General Meeting and the Merger”

•	“Special Factors— Voting by the Supporting Shareholders and Certain Other Persons at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“The Merger Agreement”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendation of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—The Board’s Recommendation”

•	“The Merger Agreement”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2018 and 2019 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2019, originally filed on April 27, 2020 (see page F-1 and the following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company dated September 18, 2020.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated June 12, 2020, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on June 15, 2020. *

(b)	Not applicable.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated June 12, 2020, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, June 12, 2020. *

(d)-(1)	Agreement and Plan of Merger, dated as of June 12, 2020, by and between the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Equity Commitment Letter, dated June 12, 2020, by and between Morespark Limited and Parent, incorporated herein by reference to Exhibit 11 to Schedule 13D, as amended, filed with the SEC by Morespark Limited, Dongting Lake Investment Limited, THL E Limited and Tencent Holdings Limited (collectively, “Tencent Entities”) on June 17, 2020. *

(d)-(3)	Equity Commitment Letter, dated June 12, 2020, by and between Hammer Capital Opportunities Fund L.P. acting through its general partner, Hammer Capital Opportunities General Partner and Parent. *

(d)-(4)	Limited Guarantee, dated June 12, 2020, by and between Morespark Limited and the Company, incorporated herein by reference to Exhibit 10 to Schedule 13D, as amended, filed with the SEC by Tencent Entities on June 17, 2020. *

(d)-(5)	Limited Guarantee, dated June 12, 2020, by and between Hammer Capital Opportunities Fund L.P. acting through its general partner, Hammer Capital Opportunities General Partner and the Company. *

(d)-(6)	Support Agreement, dated June 12, 2020, by and between Parent, Morespark Limited, Dongting Lake Investment Limited and THL E Limited, incorporated herein by reference to Exhibit 12 to Schedule 13D, as amended, filed with the SEC by Tencent Entities on June 17, 2020. *

(d)-(7)	Interim Investors Agreement, dated June 12, 2020, by and between Morespark Limited, Dongting Lake Investment Limited, THL E Limited, Hammer Capital Opportunities Fund L.P. acting through its general partner, Hammer Capital Opportunities General Partner, JD.com Global Investment Limited, Mr. Bin Li, Proudview Limited, Serene View Investment Limited, Parent and Merger Sub, incorporated herein by reference to Exhibit 13 to Schedule 13D, as amended, filed with the SEC by Tencent Entities on June 17, 2020. *

(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2020

Bitauto Holdings Limited

By	/s/ Erhai Liu
Name:	Erhai Liu
Title:	Director; Chairman of the Special Committee

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Yiche Holding Limited

By:	/s/ Leiwen Yao
Name:	Leiwen Yao
Title:	Director

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Yiche Mergersub Limited

By:	/s/ Leiwen Yao
Name:	Leiwen Yao
Title:	Director

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Tencent Holdings Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Morespark Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Dongting Lake Investment Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

THL E Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Hammer Capital Opportunities Fund L.P.
acting through its general partner, Hammer Capital Opportunities General Partner

By:	/s/ Amanda Chau
Name:	Amanda Chau
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Hammer Capital Opportunities General Partner

By:	/s/ Amanda Chau
Name: Amanda Chau
Title: Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Ling Kay Rodney Tsang

/s/ Ling Kay Rodney Tsang

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

JD.com Global Investment Limited

By:	/s/ Nani Wang
Name: Nani Wang
Title: Director

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

JD.com Investment Limited

By:	/s/ Nani Wang
Name: Nani Wang
Title: Director

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

JD.com, Inc.

By:	/s/ Richard Qiangdong Liu
Name: Richard Qiangdong Liu
Title: Chairman of the Board and Chief Executive Officer

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Bin Li

/s/ Bin Li

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Proudview Limited

By:	/s/ Bin Li
Name: Bin Li
Title: Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Serene View Investment Limited

By:	/s/ Bin Li
Name: Bin Li
Title: Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Cox Automotive Global Investments, Inc.

By:	/s/ Mark F. Bowser
Name: Mark F. Bowser
Title: President

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Cox Enterprises, Inc.

By:	/s/ Luis A. Avila
Name: Luis A. Avila
Title: Secretary

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]